SURNA INC.
2nd Floor, 1901 Avenue of the Stars
Los Angeles, California
900067   U.S.A.

+1.213.985.1939
surna.com

August 24, 2010

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Maryse Mills-Apenteng
Special Counsel

		RE:	Surna Inc.
Form S-1 Registration Statement
Registration No. 333-164578

Dear Ms. Mills-Apenteng:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Surna Inc. (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Thursday, August 26, 2009, at 4:00 p.m., E.D.T., or as soon thereafter as practicable.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not disclose the Commission from taking any action with respect to the filing.

*
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*
the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Surna Inc.
Form S-1 Registration Statement
Registration No. 333-161566
August 24, 2010
Page 2

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

SURNA INC.
(the “Registrant”)

BY:	RICHARD CLARKE
Richard Clarke
President, Principal Executive Officer and a member of the Board of Directors.

cc: Conrad C. Lysiak